Exhibit 99.2

COOPERATION AGREEMENT

This cooperation agreement, dated October 28, 2022 (this “Agreement”), is by and between Mereo BioPharma Group plc, a company incorporated under the laws of England and Wales with registered number 09481161 and having its registered office at 4th Floor, One, Cavendish Place, London, England, W1G 0QF (the “Company”) and Rubric Capital Management L.P., a limited partnership formed under the laws of the state of Delaware with its principal office at 155 East 44th St, Suite 1630, New York, NY 10017 (collectively with its Affiliates and Associates, “Rubric”). The Company and Rubric are each herein referred to as a “party” and, collectively, the “parties.” In consideration of, and reliance upon, the mutual covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is acknowledged, the parties agree as follows:

1. Board Nomination and Other Company Matters.

(a) In accordance with the articles of association of the Company as currently in effect (the “Articles”) and English law: (i) each of Dr. Peter Fellner, Dr. Brian Schwartz, Dr. Abdul Mullick and Ms. Anne Hyland (the “Resigning Directors”) shall resign from their office as a director of the Company; and (ii) the Company’s board of directors (the “Board”) shall appoint each of Dr. Annalisa Jenkins, Dr. Daniel Shames, Mr. Marc Yoskowitz and Mr. Justin Roberts as a director of the Company designated by Rubric (the “Rubric Nominees” and each a “Rubric Nominee”). The appointment of each of the Rubric Nominees and the resignation of each of the Resigning Directors shall take effect simultaneously and, subject to satisfaction of the conditions set forth herein and the eligibility of such Rubric Nominee for appointment in accordance with this Section 1(a) and Section 1(b), as promptly as practicable following the execution of this Agreement. As a condition to, and prior to, the appointment of each Rubric Nominee as a director, such Rubric Nominee shall have (i) disclosed any agreement or arrangement entered into with Rubric in respect of how they will vote on any matters to be considered by the Board or pursuant to which they are or may be remunerated or financially rewarded in connection with their role on the Board, (ii) executed and delivered a non-executive director appointment letter in a form acceptable to the Company (acting reasonably) (a “NED Appointment Letter”), (iii) completed, executed and delivered to the Company the Company’s Questionnaire for Directors and Officers and such written consents and confirmations requested by the Company as may be reasonably necessary or appropriate for the conduct of the Company’s vetting procedures applicable to directors, including confirmation that they are independent from the Company’s statutory auditor, (iv) agreed to comply with all policies, codes of conduct, confidentiality obligations and codes of ethics applicable to the Company’s directors, including the Company’s Code of Business Conduct and Ethics, (v) agreed to provide the information regarding themselves that is required to be disclosed for candidates for directors and directors in a proxy statement under applicable laws and regulations and/or applicable Nasdaq rules and regulations, and to provide such other information as reasonably requested by the Company and (v) consented to be nominated by the Board for election at the next annual meeting of the Company’s shareholders in accordance with the Articles (together, the “Mereo Director Requirements”). Subject to their fiduciary duties and save to the extent that any Rubric Nominees are required to resign pursuant to Section 1(f) below, during the period from the date of this Agreement until the Termination Date (such period, the “Cooperation Period”) the Company shall procure that the directors of the Company recommend the re-election of the Rubric Nominees to the board of the Company.

(b) Subject to Section 1(e) or Section 1(f) below, if during the Cooperation Period, any Rubric Nominee is unable to maintain their director role (i) as a result of death or disability or (ii) as a result of resignation or such Rubric Nominee being otherwise unable to act as a director (such Rubric Nominee, a “Former Nominee”), and Rubric has not provided notice that it has decreased its ownership level below the Ownership Minimum (as defined below), then Rubric shall be entitled to designate a replacement independent director that is reasonably acceptable to the Board; provided that, in the case of the replacement of a Former Nominee who is not a Rubric Principal (as defined below), Rubric’s proposed designee shall not be a Rubric Principal; and provided further that, if Rubric’s proposed designee is not reasonably acceptable to the Board, Rubric shall continue to have the right to designate a replacement director with respect to such Former Nominee until a replacement director is accepted by the Board. The Rubric Nominee and any replacement of a Former Nominee must, as reasonably determined by the Nomination and Corporate Governance Committee of the Board (each acting in good faith): (i) qualify as an independent director of the Company under the applicable rules of the Securities and Exchange Commission (the “SEC”), the listing rules of Nasdaq and the applicable governance policies of the Company; (ii) have the relevant financial and business experience to be a director of the Company; (iii) comply with the qualifications for directors set forth in the Company’s Code of Business Conduct and Ethics; and (iv) fulfill the Mereo Director Requirements. For the avoidance of doubt, a replacement director for a Rubric Nominee shall thereafter be deemed the Rubric Nominee for purposes of this Agreement and be entitled to the same rights and subject to the same requirements under this Agreement as were applicable hereunder to the Rubric Nominee (including, without limitation, the conditions referenced in Section 1(a) and satisfaction of the eligibility requirement in the penultimate sentence of such Section 1(a)).

(c) The Board and all applicable committees of the Board shall give the Rubric Nominees the same due consideration for membership to each committee of the Board as any other independent director; provided, however, that at least one Rubric Nominee shall be appointed to each committee of the Board. Mr. Justin Roberts shall be the Rubric Nominee appointed to each of the Nomination and Corporate Governance Committee of the Board and the Remuneration Committee of the Board. The Board will not utilize committees of the Board for the purpose of discriminating against any Rubric Nominee in order to limit their participation in substantive deliberations of the Board.

(d) The Company agrees that, until the earlier of the Termination Date or the date on which Rubric provides notice that it has decreased its stake below the Ownership Minimum (as defined below), the number of directors of the Company constituting the Board shall not exceed ten (10), including the Rubric Nominees.

(e) Rubric shall promptly (and in any event within five (5) business days) inform the Company in writing if at any time Rubric’s beneficial ownership decreases to less than 7.5 per cent. of the entire issued share capital of the Company without taking into account any increase in the number of shares that the Company has in issue after the date hereof (the “Ownership Minimum”). If Rubric’s beneficial ownership decreases below the Ownership Minimum, then Rubric shall cease to have the right to designate a replacement director pursuant to Section 1(b) above for any Rubric Nominees.

(f) The Rubric Nominee who is a Rubric Principal shall promptly offer to resign from the Board and all applicable committees thereof (and, if requested by the Company, promptly deliver to the Board their written resignation from the Board (which written resignation shall provide for such Rubric Nominee’s immediate irrevocable resignation from the Board), it being understood that it shall be in the Board’s sole discretion whether to accept or reject such resignation) upon (i) the Termination Date or (ii) if Rubric’s beneficial ownership decreases below the Ownership Minimum.

2. Cooperation.

(a) Rubric agrees that, during the Cooperation Period, neither Rubric nor any of its Affiliates, Associates or Representatives shall in any manner, directly or indirectly, make, or cause to be made, or in any way encourage any other person to make or cause to be made, any statement or announcement that disparages, undermines or reflects adversely on, the Company, its business, any of its subsidiaries or any of its or such subsidiaries’ officers, directors, or employees or any person who has served as an officer, director or employee of the Company or any of its subsidiaries, including: (i) in any document or report filed with or furnished to the SEC or any other governmental agency, (ii) in any press release, social media or other publicly available format or (iii) to any journalist or member of the media (including, without limitation, in a television, radio, newspaper or magazine interview), or otherwise; provided, however, that the limitations set forth in this Section 2(a) shall not prevent Rubric from responding to any public statement made by the Company of the nature described in Section 2(b) if such statement by the Company was made in breach of this Agreement.

(b) The Company agrees that, during the Cooperation Period, neither it nor any of its Affiliates, Associates or Representatives shall in any manner, directly or indirectly make, or cause to be made, or in any way encourage any other person to make or cause to be made, any statement or announcement that disparages, undermines or reflects adversely on, Rubric, its business, employees, partners, directors or any of its members or officers or any person who has served as an employee, partner, director, member or officer of Rubric, including: (i) in any document or report filed with or furnished to the SEC or any other governmental agency, (ii) in any press release, social media or other publicly available format or (iii) to any journalist or member of the media (including without limitation, in a television, radio, newspaper or magazine interview), or otherwise; provided, however, the limitations set forth in this Section 2(b) shall not prevent the Company from responding to any public statement made by Rubric of the nature described in Section 2(a) if such statement by Rubric was made in breach of this Agreement.

(c) The limitations set forth in Sections 2(a) and 2(b) shall not (x) apply (i) in any compelled testimony or production of information, whether by legal process or as part of a response to a request for information from any governmental or regulatory authority with jurisdiction over the party from which information is sought, in each case, solely to the extent required, or (ii) to any disclosure that such party reasonably believes, after consultation with outside counsel, to be legally required by applicable law, rules or regulations; or (y) prohibit any party from reporting what it reasonably believes, after consultation with outside counsel, to be violations of federal law or regulation to any governmental authority pursuant to Section 21F of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or the rules of the SEC promulgated under such Section 21F.

(d) During the Cooperation Period, Rubric shall cause all Shares beneficially owned, directly or indirectly, by it, or by any of its Affiliates or Associates (including, without limitation, all Shares beneficially owned as of the respective record dates for any annual general meeting or general meeting of shareholders of the Company and any adjournment or postponement thereof, during the Cooperation Period (a “Covered Meeting”)) over which it exercises or has voting authority: (i) in the case of any Covered Meeting, to be present in person or by proxy for quorum purposes and to be voted at such Covered Meeting, or at any adjournment or postponement thereof, in favor of all nominees for director nominated by the Board (including the Rubric Nominees) for election at such Covered Meeting and in accordance with the Board’s recommendations with respect to any other resolution, proposal or business that requires shareholder action at such Covered Meeting (as such recommendations are set forth in the applicable shareholder circular or notice of meeting circulated by the Company in connection with such Covered Meeting) and not to submit any proposal for consideration at, or bring any other business before, such Covered Meeting or initiate, encourage or participate in any “withhold” or similar campaign with respect to the election of directors at such Covered Meeting and shall not permit any of its Affiliates or Associates to do any of the foregoing or publicly or privately encourage or support any other shareholder to take any such actions, and (ii) to be voted against any action to remove any director from the Board; provided, however, that, notwithstanding anything herein to the contrary, with respect to (A) a proposal to authorize or approve any tender offer, takeover offer (whether structured by way of a scheme of arrangement under Part 26 of the Companies Act 2006 (the “Companies Act”) or otherwise), exchange offer, recapitalization, restructuring, distribution, spin-off, asset sale, joint venture, amalgamation, merger or acquisition (an “Extraordinary Transaction”) involving the Company or its securities or assets, provided further, that Rubric shall vote in accordance with the Board’s recommendations with respect to any resolutions to grant a general authority to allot shares under section 551 of the Companies Act or to disapply pre-emption rights under section 570 of the Companies Act at any annual general meeting of the Company that is a Covered Meeting in accordance with the past practice of the Company and any resolutions put to shareholders at any Covered Meeting in respect of any alteration to the share capital of the Company that the Board deems to be necessary or desirable in order to comply with applicable Nasdaq rules, (B) matters related to the implementation of takeover defenses, or (C) new or amended incentive compensation plans submitted for shareholder approval, Rubric and each Rubric Affiliate may vote its Shares in its sole discretion.

(e) Subject to Section 2(f), during the Cooperation Period Rubric shall not, and shall cause its Affiliates and Associates to not, directly or indirectly, without the prior written consent of the Company:

(i) acquire, seek or propose (publicly or otherwise) to acquire, directly or indirectly, through swap or hedging transactions or otherwise, securities of the Company or any rights decoupled from the underlying securities of the Company that would result in Rubric (together with Rubric’s Affiliates and Associates) owning, controlling or otherwise having any beneficial or other ownership interest in 20 per cent. or more of the issued share capital of the Company;

(ii) publicly or privately seek, propose to obtain or advocate for: (A) changes in the management, Board, business strategy, capital allocation priorities or policies of the Company, (B) further representation on the Board, (C) the removal of any member of the Board or fill any vacancies on the Board (except as set forth in this Agreement), (D) any shareholder list or any other Company books and records, (E) the solicitation of, or participation in the solicitation of, any proxies with respect to any securities of the Company, or (F) permission to do any of the foregoing, or take any action which would, or would reasonably be expected to, require public disclosure regarding any of the types of matters set forth in this clause (ii);

(iii) submit a proposal or request for, offer of (with or without conditions), or take any action in support of a proposal or request for, or offer of (other than, in each case, Rubric exercising its voting rights permitted under Section 2(d)): (A) any change in the capitalization (including by way of a capital reduction), share buyback programs and practices, capital allocation programs and practices or dividend policy of the Company, (B) any Extraordinary Transaction, (C) any other material change in the Company’s business or corporate structure, including any liquidation or winding-up of the Company, (D) any amendments or modifications to the Articles, (E) the delisting of any securities of the Company from any share exchange, or (F) any action that would result in a class of securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or take any action which would, or would reasonably be expected to, require public disclosure regarding any of the types of matters set forth in this clause (iii);

(iv) request (A) the convening of a general meeting of the Company, (B) the tabling of a resolution, proposal or any other business at any annual general meeting or general meeting of the Company, or (C) the circulation of a statement by the Company to its shareholders, in each case whether purporting to make such request pursuant to the Companies Act or otherwise;

(v) encourage, assist or enter into any discussions, negotiations, arrangements or understandings with any third party with respect to any of the foregoing, or otherwise form, join or in any way participate in a “group” (as defined in Section 13(d)(3) of the Exchange Act) with respect to any securities of the Company or otherwise in any manner agree, attempt, seek or propose to deposit any securities of the Company in any voting trust or similar arrangement, or subject any securities of the Company to any agreement or arrangement with respect to the voting thereof (including by granting any proxy, consent or other authority to vote), except as expressly set forth in this Agreement;

(vi) other than in Rule 144 open market broker sale transactions where the identity of the purchaser is not known and in underwritten widely dispersed public offerings, sell, offer or agree to sell directly or indirectly, through swap or hedging transactions or otherwise, any securities of the Company or any rights decoupled from the underlying securities of the Company held by Rubric or any

Rubric Affiliate to any person not a party to this Agreement (a “Third Party”) that, to Rubric’s or such Rubric Affiliate’s knowledge (after due inquiry in connection with a private, non-open-market transaction, it being understood that such knowledge shall be deemed to exist with respect to any publicly available information, including information in documents filed with the SEC) would result in such Third Party, together with its affiliates and associates (in each case as defined in Rule 12b-2 under the Exchange Act), owning or controlling or otherwise having any beneficial or other ownership interest in the aggregate of more than 20% of the Shares outstanding at such time or would increase the beneficial or other ownership interest of any Third Party that, together with its affiliates and associates (in each case as defined in Rule 12b-2 under the Exchange Act), has a beneficial or other ownership interest in the aggregate of more than 20% of the Shares outstanding at such time;

(vii) engage in any short sale or any purchase, sale or grant of any option, warrant, convertible security, share appreciation right, or other similar right (including any put or call option or “swap” transaction with respect to any security (other than a broad based market basket or index)) that includes, relates to or derives any significant part of its value from a decline in the market price or value of the securities of the Company;

(viii) make any public disclosure regarding any intent, purpose, plan or proposal with respect to the Board, the Company, the Company’s management, policies or affairs, any of the Company’s securities or assets or this Agreement that is inconsistent with the provisions of this Agreement;

(ix) take any action with respect to the Company that would, or would reasonably be expected to, result in the Company having to make a public announcement or disclosure;

(x) institute, solicit, assist or join as a party any litigation, arbitration or other proceeding (any of the foregoing, a “Legal Proceeding”) against or involving the Company or any of its current or former directors or officers (including derivative actions), other than an action to enforce the provisions of this Agreement instituted in accordance with and subject to Section 11;

(xi) enter into any discussions, negotiations, agreements or understandings with any Third Party to take any action with respect to any of the foregoing, or advise, assist, knowingly encourage or seek to persuade any Third Party to take any action or make any statement with respect to any of the foregoing, or otherwise take or cause any action or make any statement inconsistent with the foregoing; or

(xii) enter into or maintain any agreement or arrangement relating to the Company with any Rubric Nominee or any other director or nominee for director of the Company, including with respect to how such person will vote on any matters to be considered by the Board or pursuant to which such person is or may be remunerated or financially rewarded in connection with their role on the Board.

(f) The provisions of Sections 2(e)(ii), 2(e)(iii) and 2(e)(xii) shall not restrict private discussions between Rubric, any Rubric Nominee who is an employee or shareholder, agent, or an officer of Rubric (a “Rubric Principal”) and any member of the Board that would not reasonably be expected to result in or require a public disclosure by the Company.

(g) Except as expressly provided in this Section 2, Rubric shall be entitled to (i) vote the Shares that it beneficially owns as it determines in its sole discretion and (ii) disclose, publicly or otherwise, how it intends to vote or act with respect to any securities of the Company on any shareholder proposal or other matter to be voted on by the shareholders of the Company and the reasons therefor.

(h) Nothing in this Section 2 shall be deemed to limit the exercise in good faith by Rubric Nominees of such persons’ fiduciary duties solely in such person’s capacity as a director of the Company and in a manner consistent with such person’s and Rubric’s obligations under this Agreement and such person’s obligations under their NED Appointment Letter.

(i) Rubric acknowledges and agrees that: (i) at any time when one or more Rubric Principals are appointed as a director, Rubric and each of its Associates and Affiliates shall be deemed to have the knowledge of any such Rubric Principal and Rubric shall comply, and shall procure that each of its Associates and Affiliates complies, with the terms of the Company’s insider trading policy (as amended from time to time) to the same extent as such policy applies to the Rubric Principal; and (ii) if there ceases to be a Rubric Principal appointed as a director, Rubric shall not, and shall procure that each of Associates and Affiliates shall not, solicit information regarding the Company or its business from any of the remaining Rubric Nominees.

(j) Subject to the Company complying with its obligations under Section 1(a), Rubric agrees that, with effect from the date of this Agreement, the notice from Rubric to the Company dated October 3, 2022 requiring the Company to convene a general meeting of its members pursuant to Section 303 of the Companies Act (the “General Meeting”) in order to consider certain resolutions proposed by Rubric (the “Resolutions”) and requiring the Company to circulate a statement to its members pursuant to Section 314 of the Companies Act is withdrawn and shall cease of be of any further force or effect. Rubric acknowledges that the Company shall be permitted to take all steps that the Company deems necessary or appropriate to withdraw the Resolutions or otherwise ensure that the Resolutions are not put to a vote and, at the General Meeting, Rubric shall (in person or by proxy) vote in favor of any motion proposed by the chair of the General Meeting to that effect.

(k) Rubric shall not, and shall not cause its Affiliates and Associates to, request any permission, waiver or amendment of any provision of this Agreement (including this sentence), disclose any intent, purpose, plan or proposal to obtain any such permission, waiver or amendment under this Agreement or bring any action or otherwise act to contest the validity of this Agreement or seek a release from the restrictions or obligations contained in this Agreement, in each case publicly or in a manner that would reasonably require or result in public disclosure by Rubric, its Affiliates or Associates, or the Company, other than through non-public communications with the Company that would not be reasonably determined to trigger public disclosure obligations for the parties.

3. Public Announcement.

(a) Rubric and the Company shall announce this Agreement and the material terms hereof by means of a mutually agreed joint press release in the form attached hereto as Exhibit A (the “Press Release”) as soon as practicable but in no event later than 9:00 a.m., New York City time, on the first business day after the date of this Agreement. Prior to the issuance of the Press Release, neither the Company nor Rubric shall issue any press release or public announcement regarding this Agreement or take any action that would require public disclosure thereof without the prior written consent of the other party.

(b) During the Cooperation Period, none of Rubric or any of its Affiliates or Associates shall make any public statement that is inconsistent with or contrary to the Press Release, except as required by law or the rules of any stock exchange.

(c) The Company shall promptly prepare and file a Current Report on Form 6-K reporting entry into this Agreement and appending or incorporating by reference this Agreement and the Press Release as exhibits thereto. The Company shall provide Rubric with reasonable opportunity to review and comment upon such Current Report on Form 6-K prior to the filing thereof and shall consider in good faith any changes proposed by Rubric.

(d) Rubric shall promptly prepare and file an amendment (the “13D Amendment”) to its Schedule 13D with respect to the Company initially filed with the SEC on May 26, 2022, reporting the entry into this Agreement and amending applicable items to conform to its obligations hereunder. The 13D Amendment shall be consistent with the Press Release and the terms of this Agreement. Rubric shall provide the Company with reasonable opportunity to review and comment upon the 13D Amendment prior to the filing thereof and shall consider in good faith any changes proposed by the Company.

4. Representations and Warranties of the Company. The Company represents and warrants to Rubric that: (a) this Agreement has been duly authorized, executed and delivered by the Company, and is a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms; and (b) the execution of this Agreement, the consummation of any of the transactions contemplated hereby, and the fulfillment of the terms hereof, in each case in accordance with the terms hereof, will not conflict with, or result in a breach or violation of the Company’s articles of association as currently in effect (the “Articles”), the execution, delivery and performance of this Agreement by the Company does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to the Company or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, the Articles or any agreement, contract, commitment, understanding or arrangement to which the Company is a party or by which it is bound. The Company represents that the current size of the Board is ten (10) directors, excluding the Rubric Nominees.

5. Representations and Warranties of Rubric. Rubric represents and warrants to the Company that: (a) this Agreement has been duly authorized, executed and delivered by Rubric, and is a valid and binding obligation of Rubric, enforceable against Rubric in accordance with its terms; (b) the execution of this Agreement, the consummation of any of the transactions contemplated hereby, and the fulfillment of the terms hereof, in each case in accordance with the terms hereof, will not conflict with, or result in a breach or violation of the organizational documents of it as currently in effect, the execution, delivery and performance of this Agreement by it does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to it or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which it is a party or by which it is bound; and (c) as of the date of this Agreement, Rubric, together with its Affiliates and Associates, beneficially owns 31,950,000 Ordinary Shares and a further 51,830,600 Ordinary Shares represented by ADSs and has voting authority over such Shares and, together with its Affiliates and Associates, does not beneficially or economically own, or otherwise have any interest in, any other Shares or any Synthetic Equity Interests or Short Interest in the Company. The term “Short Interest” shall mean any agreement, arrangement, understanding or relationship, including any repurchase or similar so-called “stock borrowing” agreement or arrangement, engaged in, directly or indirectly, by such person, the purpose or effect of which is to mitigate loss to, reduce the economic risk (of ownership or otherwise) of shares of any class or series of the Company’s equity securities by, manage the risk of share price changes for, or increase or decrease the voting power of, such person with respect to the shares of any class or series of the Company’s equity securities, or that provides, directly or indirectly, the opportunity to profit from any decrease in the price or value of the shares of any class or series of the Company’s equity securities. The term “Synthetic Equity Interests” means any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such person, the purpose or effect of which is to give such person economic risk similar to ownership of equity securities of any class or series of the Company, including due to the fact that the value of such derivative, swap or other transactions are determined by reference to the price, value or volatility of any shares of any class or series of the Company’s equity securities, or which derivative, swap or other transactions provide the opportunity to profit from any increase in the price or value of shares of any class or series of the Company’s equity securities, without regard to whether (a) the derivative, swap or other transactions convey any voting rights in such equity securities to such person; (b) the derivative, swap or other transactions are required to be, or are capable of being, settled through delivery of such equity securities; or (iii) such person may have entered into other transactions that hedge or mitigate the economic effect of such derivative, swap or other transactions.

6. Mutual Release. Each party hereby confirms that, as at the date of this Agreement, it has no claim or right of action of any kind whatsoever against the other party or the other party’s Affiliates or Associates, or its or their directors, officers, employees or insurers (the “Released Persons”) in respect of any cause, matter or thing. To the extent that any such claim or right of action exists or may exist in respect of events existing prior to or as of the date of this Agreement, the relevant party hereby irrevocably waives and forever discharges such claim or right of action (whether or not presently known to the parties or to the law and whether in law or equity) and releases the Released Persons from any liability in respect of it, in each case to the maximum extent permitted by law.

7. Confidential Disclosure. It is acknowledged that, on or around the date of this Agreement, the Company intends to provide confidential information to Rubric (the “Confidential Information”) in connection with certain discussions between the parties relating to clinical data in respect of alvelestat (the “Purpose”). Rubric agrees to hold the Confidential Information in confidence and will not: (a) prior to the public disclosure of such data by the Company, disclose or disseminate any of the Confidential Information to any person other than (i) to those employees, officers or advisers who require access to such information pursuant to the Purpose, or (ii) to the extent required by law or a regulatory agency or court of competent jurisdiction; or (b) use any Confidential Information for any purpose other than the Purpose. To the extent that the Confidential Information disclosed to Rubric includes any material non-public information, Rubric agrees that it shall not (directly or indirectly) engage in any transactions in the Company’s securities until the Confidential Information is publicly disclosed by the Company, which is expected to occur on October 31, 2022. The terms of, and the agreements and undertakings set out in this Section 7, will continue in full force and effect until November 5, 2022.

8. Affiliates and Associates. Each party shall instruct its controlled Affiliates and Associates to comply with the terms of this Agreement and shall be responsible for any breach of this Agreement by any such controlled Affiliate or Associate. A breach of this Agreement by a controlled Affiliate or Associate of a party, if such controlled Affiliate or Associate is not a party to this Agreement, shall be deemed to occur if such controlled Affiliate or Associate engages in conduct that would constitute a breach of this Agreement if such controlled Affiliate or Associate was a party to the same extent as a party to this Agreement.

9. Definitions. For purposes of this Agreement:

(a) the terms “Affiliate” and “Associate” shall have the respective meanings set forth in Rule 12b-2 promulgated by the SEC under the Exchange Act and shall include all persons or entities that at any time prior to the termination of this Agreement become Affiliates or Associates of any applicable person or entity referred to in this Agreement; provided, however, that, for purposes of this Agreement, (i) Rubric shall not be an Affiliate or Associate of the Company, and (ii) the Company shall not be an Affiliate or Associate of Rubric;

(b) the term “ADSs” shall mean American depositary shares issued by CitiBank N.A. (acting in its capacity as depositary, the “Depositary”), each representing five Ordinary Shares registered in the name of the Depositary, subject to and in accordance with the terms of the depositary agreement, dated April 23, 2019, by and among the Company, the Depositary and each holder of ADSs;

(c) the terms “beneficial owner” and “beneficially own” shall have the respective meanings of such terms under or as used in Rule 13d-3 promulgated by the SEC under the Exchange Act, except that a person shall also be deemed to be the beneficial owner of all Shares that such person has the right to acquire (whether such right is exercisable immediately or only after the passage of time) pursuant to the exercise of any rights in connection with any securities or any agreement, arrangement or understanding (whether or not in writing), regardless of when such rights may be exercised and whether they are conditional, and all Shares with respect to which such person or any of such person’s Affiliates or Associates has or shares the right to vote or direct the voting of such Shares or has or shares the right to dispose, or to direct the disposition, of such Shares;

(d) the term “business day” shall mean any day other than a Saturday, Sunday or public holiday in the City of London, England;

(e) the term “Ordinary Shares” shall mean ordinary shares of £0.003 each in the capital of the Company;

(f) the terms “person” or “persons” shall mean any individual or any body corporate, corporation (including not-for-profit), partnership, general or limited partnership, limited liability or unlimited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature, in each case whether or not having separate legal personality;

(g) the term “Representatives” shall mean, in reference to any person, such person’s Affiliates and Associates and the respective directors, officers, employees, partners, members, managers, consultants, legal or other advisors, agents and other representatives of such person and its Affiliates and Associates acting in a capacity on behalf of, in concert with or at the direction of such person or its Affiliates or Associates; and

(h) the term “Shares” shall mean any Ordinary Shares and/or ADS.

10. Notices.

(a) All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing in the English language, addressed as set out in Section 10(b) and shall be served: (i) by email, to the relevant email address, in which case it shall, subject to no automated notification of delivery failure being received by the sender, be deemed to have been given when sent, (ii) by hand to the relevant address, in which case it shall be deemed to have been given upon delivery to that address, or (iii) by courier (or if from any place outside the country where the relevant address is located, by air courier) to the relevant address, in which case it shall be deemed to have been given two business days after its delivery to a representative of the courier.

(b) Notices under this Agreement shall be sent for the attention of the person and to the address, subject to Section 10(c), as set out below:

if to the Company:	Mereo BioPharma Group plc
4th Floor, One, Cavendish Place,
London, England, W1G 0QF
Attention: Dr. Denise Scots-Knight (Chief Executive Officer), Charles Sermon (General Counsel)
Email:

with a copy to:	Latham & Watkins LLP
99 Bishopsgate
London EC2M 3XF
United Kingdom
Attention: Mark Roeder, Josh Dubofsky, James Inness
Email:

if to Rubric:	Rubric Capital Management LP
155 East 44th St, Suite 1630
New York, NY 10017
Attention: Brian Kleinhaus
Email:

with a copy to:	Fried, Frank, Harris, Shriver & Jacobson (London) LLP
100 Bishopsgate
London, EC2N 4AG
United Kingdom
Attention: Ashar Qureshi
Email:

(c) Each party to this Agreement may notify the other party of any change to its address or other details specified in Section 10(b) provided that such notification shall only be effective on the date specified in such notice or two business days after the notice is given, whichever is later.

11. Specific Performance and Remedies.

(a) Each party to this Agreement acknowledges and agrees that the other party would be irreparably injured by an actual breach of this Agreement by the first-mentioned party or its Representatives and that monetary remedies may be inadequate to protect either party against any actual or threatened breach or continuation of any breach of this Agreement. Without limitation of Section 11(b), and without prejudice to any other rights and remedies otherwise available to the parties under this Agreement, each party shall be entitled to seek the remedies of injunction, specific performance and any other equitable relief if the other party or any of its Representatives breaches or threatens to breach any provision of this Agreement.

(b) Notwithstanding anything to the contrary and without limiting any other remedies the Company may have in law or equity, in the event that Rubric (or any Affiliate or Associate of Rubric) fails to perform or otherwise fulfill its obligations set forth in Section 2 and has not remedied such failure or non-fulfillment, if capable of being remedied or fulfilled, within twenty-one (21) business days following written notice from the Company of such failure or non-fulfillment, the Company shall not be required to perform or fulfill its obligations set forth in Section 1 or Section 2.

12. Severability. Where any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under any applicable laws, such provision shall be deemed to be severed from this Agreement and, if possible, replaced with a lawful provision which, as closely as possible, gives effect to the intention of the parties under this Agreement and, where permissible, that shall not affect or impair the legality, validity or enforceability of any other provision of this Agreement.

13. Termination. This Agreement shall terminate immediately following the end of the 2024 annual meeting of the Company’s shareholders (the “Termination Date”). Upon termination, this Agreement shall have no further force and effect. Notwithstanding the foregoing: (a) Sections 9 through 21 shall survive termination of this Agreement; and (b) no termination of this Agreement shall relieve any party of liability for any breach of this Agreement arising prior to such termination.

14. Counterparts. This Agreement may be executed in two counterparts, each of which shall be deemed to be an original, but all of which shall constitute the same agreement and shall become a binding agreement when a counterpart has been signed by each party and delivered to the other party, thereby constituting the entire agreement among the parties pertaining to the subject matter hereof. Signatures of the parties transmitted by facsimile, PDF, jpeg, .gif, .bmp or other electronic file shall be deemed to be their original signatures for all purposes and the exchange of copies of this Agreement and of signature pages by facsimile transmission, PDF or other electronic file shall constitute effective execution and delivery of this Agreement as to the parties.

15. No Third Party Beneficiaries or Assignment. This Agreement is solely for the benefit of the parties hereto and a person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms. No party to this Agreement may assign transfer, charge or otherwise deal with all or any of its rights under this Agreement nor grant, declare, create or dispose of any right or interest in it , and any assignment in contravention hereof shall be null and void.

16. Waiver and Variation.

(a) A failure or delay by a party to exercise any right or remedy provided under this Agreement or by law, whether by conduct or otherwise, shall not constitute a waiver of that or any other right or remedy, nor shall it preclude or restrict any further exercise of that or any other right or remedy. No single or partial exercise of any right or remedy provided under this Agreement or by law, whether by conduct or otherwise, shall preclude or restrict the further exercise of that or any other right or remedy. A waiver of any right or remedy under this Agreement shall only be effective if given in writing and shall not be deemed a waiver of any subsequent breach or default. A party that waives a right or remedy provided under this Agreement or by law in relation to another party does not affect its rights in relation to any other party.

(b) No variation or amendment of this Agreement shall be valid unless it is in writing and duly executed by or on behalf of each party to this Agreement. Unless expressly agreed, no variation or amendment shall constitute a general waiver of any provision of this Agreement, nor shall it affect any rights or obligations under or pursuant to this Agreement which have already accrued up to the date of variation or amendment and the rights and obligations under or pursuant to this Agreement shall remain in full force and effect except and only to the extent that they are varied or amended.

17. Entire Agreement. This Agreement constitutes the entire agreement between the parties and supersedes and extinguishes all previous and contemporaneous agreements, promises, assurances, and understandings between them, whether written or oral, relating to its subject matter. Each party acknowledges that in entering into this Agreement it does not rely on, and shall have no remedies in respect of, any statement, representation, assurance or warranty (whether made innocently or negligently) that is not set out in this Agreement. Each party agrees that it shall have no claim for innocent or negligent misrepresentation or negligent misstatement based on any statement in this Agreement.

18. Interpretation and Construction.

(a) The headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision of this Agreement. References to a document (including this Agreement) include such document as amended or varied in accordance with its terms.

(b) In this Agreement, unless a clear contrary intention appears:

(i) words introduced by the word “other” shall not be given a restrictive meaning because they are preceded by words referring to a particular class of acts, matters or things;

(ii) general words shall not be given a restrictive meaning because they are followed by words which are particular examples of the acts, matters or things covered by the general words and the words “includes” and “including” shall be construed without limitation;

(iii) the words “hereunder,” “hereof,” “hereto” and words of similar import are references in this Agreement as a whole and not to any particular provision of this Agreement;

(iv) the word “or” is not exclusive;

(v) every reference to a particular law shall be construed also as a reference to all other laws made under the law referred to and to all such laws as amended, re-enacted, consolidated or replaced or as their application or interpretation is affected by other laws from time to time provided that, as between the parties, no such amendment or modification after the date of this Agreement shall apply for the purposes of this Agreement to the extent that it would impose any new or extended obligation, liability or restriction on, or otherwise adversely affect the rights of, any party;

(vi) references to the phrase “to the extent that” are a matter of degree and are not synonymous with “if”;

(vii) references to writing shall include any modes of reproducing words in a legible and non-transitory form;

(viii) references to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court official or any other legal concept or thing shall in respect of any jurisdiction other than England be deemed to include what most nearly approximates in that jurisdiction to the English legal term;

(ix) references to “Sections” in this Agreement are references to Sections of this Agreement unless otherwise indicated; and

(x) references to the singular shall include the plural and vice versa and references to one gender include any other gender.

19. Expenses. Neither the Company, on the one hand, nor Rubric, on the other hand, shall be responsible for any fees or expenses incurred by the other party in connection with this Agreement; provided that, within five (5) business days from the date on which Rubric provides the Company with details of its bank account in writing and a duly completed W-8 or W-9 form (as applicable), the Company shall reimburse Rubric for its fees and expenses incurred in connection with Rubric’s involvement at the Company through the date of this Agreement in the amount of $500,000.

20. Governing Law and Jurisdiction.

(a) This Agreement and any non-contractual rights or obligations arising out of or in connection with it shall be governed by and construed in accordance with English law.

(b) The parties irrevocably agree that the courts of England and Wales shall have exclusive jurisdiction to settle any Disputes, and waive any objection to proceedings before such courts on the grounds of venue or on the grounds that such proceedings have been brought in an inappropriate forum.

(c) For the purposes of this Section, “Dispute” means any dispute, controversy, claim or difference of whatever nature arising out of, relating to, or having any connection with this Agreement, including a dispute regarding the existence, formation, validity, interpretation, performance, breach or termination of this Agreement and also including any dispute relating to any non-contractual rights or obligations arising out of, relating to, or having any connection with this Agreement.

21. Process Agent. Without prejudice to any other permitted mode of service, the parties agree that service of any claim form, notice or other document for the purpose of or in connection with any action or proceeding in England or Wales arising out of or in any way relating to this Agreement shall be duly served upon Rubric if it is delivered personally or courier (or any substantially similar form of mail) to Law Debenture Corporate Services Limited at 8th floor, 100 Bishopsgate, London EC2N 4AG, marked for the attention of Anne Hills, Director of Service of Process, or such other person and address in England or Wales as Rubric may notify to the Company in writing from time to time, whether or not such claim form, notice or other document is forwarded to Rubric or received by Rubric.

[Signature page follows.]

This Agreement has been entered into on the date stated at the beginning of it.

MEREO BIOPHARMA GROUP PLC

/s/ Denise Scots-Knight
Name: Denise Scots-Knight
Title: Chief Executive Officer

RUBRIC CAPITAL MANAGEMENT L.P.
As Manager or Sub-Manager of its funds and accounts

By: Rubric Capital Management GP LLC, its General Partner

/s/ David Rosen
Name: David Rosen
Title: Managing Member of the General Partner

EXHIBIT A

PRESS RELEASE